Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim condensed consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors .

OVERVIEW

We are one of the leading Shenzhen-based end-to-end supply chain solution providers in China, with a focus on providing cross-border logistics services. We benefit from the unique geographical advantages of providing high degree of support for ocean, air and overland logistics. A well-connected transportation network enables us to significantly increase efficiency and reduce transportation costs. As one of the most open and dynamic regions in China, Shenzhen is home to renowned enterprises and the gathering place of cross-border e-commerce market players, which provides us with a large customer base and enables us to develop long-term in-depth relationships with our customers. In addition, the sustained and steady growth of local economy and supportive government policies have backed up our development and brought us great convenience in daily operations.

For the six months ended June 30, 2023 and 2024, our total revenue amounted to RMB169.5 million and RMB270.6 million (US$38.0 million), respectively, representing an increase of 59.6%. For the six months ended June 30, 2023 and 2024, our gross loss amounted to RMB0.6 million and RMB2.7 million (US$0.4 million), respectively, representing an increase of 350%.

We offer a comprehensive range of cross-border supply chain solution services, including: (i) freight forwarding services, (ii) supply chain management, and (iii) other value-added services.

KEY FACTORS THAT AFFECT OPERATING RESULTS

Changes in the global and local economic conditions

Our financial performance, particularly our ability to drive growth, depends upon the demand for our services, which is closely linked to the global and local economies, and is sensitive to the level of expenditure by business entities’ on our services. While the logistics industry in China has been benefiting from the remarkable growth of the Chinese economy in recent years, issues and conditions with global reach, such as the COVID-19 outbreak, trade wars and occasional regional armed conflicts, have negatively affected the global economy and had a chain reaction in the global logistics industry. Despite the substantial improvements in social and economic conditions in China since the peak of COVID-19 in March 2020, there remain uncertainties regarding the overall economic conditions and demand for our services worldwide. Other macro-economic factors beyond our control may also affect our results of operations. For example, any prolonged recurrence of other contagious diseases, social instability or significant natural disasters may have a negative impact on the demand for our services.

Our ability to maintain our major customers

For the six months ended June 30, 2023 and 2024, approximately 31.2% and 28.4% of our total revenues, respectively, were generated by our five largest customers of the same periods. While certain service contracts contain options of renewal, there is no assurance that our major customers will continue their business relationships with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to enter into new service contracts with our customers upon expiry of the current contracts, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Our ability to obtain new customers and to increase our revenue per customer

The number of our customers increased from 1,317 as of June 30, 2023 to 1,478 as of June 30, 2024, representing a 12.2% increase. Meanwhile, average revenue per customer was RMB128.7 thousand for the six months ended June 30, 2023 as compared to approximately RMB183.1 thousand (US$ 25.7 thousand) per customer for the six months ended June 30, 2024. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts such as making more event sponsorship, increasing online and offline advertising advertisements in targeted markets and enhancing the quality and capabilities of our technologies.

Our ability to pursue strategic opportunities for growth

Although the end-to-end cross-border supply chain solution market in China is highly fragmented, top companies in this market in China hold stronger comprehensive service capabilities and bargaining power. In the future, it is expected that more competitors will enter this market. Therefore, we intend to continue to pursue strategic investments in selective businesses in the logistics industry that will enhance our service capabilities. We believe that a solid investment strategy in warehouses and licenses for e-commerce exports may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic investments will likely have an effect on our operating results over time.

Regulatory Environment

Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations. In recent years, the PRC government has issued many supportive policies to encourage the development of the logistic industry. Encouraged by those policies, the logistic industry in China is expected to become more standardized and modernized. The integrated cross-border logistics service market, as a sub-segment of the logistic industry, is likely to evolve along with the development of the logistic industry.

Impact of Global Inflationary Pressures

We primarily face two types of inflationary pressures: one is inflation-related economic slowdown, and the other is a rise in fuel prices as a result of inflation. Our business is less affected by the first type of inflationary pressure since substantially all of our business operations are in China, where inflation has been stable over the past three years. In 2021, 2022 and 2023, the inflation rate in China was 0.9%, 2.0% and 0.2%, , respectively. However, due to global inflation and also triggered by the conflict between Russia and Ukraine in 2022, the prices of fossil fuel have surged and affected the freight forwarding services section which still relies heavily on fossil fuels to power transportation. With higher fuel prices, costs of freight forwarding services will increase and the demand for cross-border logistics services will be adversely affected.

Impact of Supply Chain Disruptions

The outbreak of COVID-19 since the beginning of March 2020 caused widespread shutdown and weakened the financial conditions of our upstream suppliers and downstream customers, which resulted in some disruptions to our business operations. However, as supply chain disruptions in North America and Europe have stimulated global demand for Chinese exports, we, on the other hand, have gained more opportunities to provide cross- border logistics services. Based on the current situation in China, we do not expect a material impact on our results of operations and financial performance to be caused by COVID-19 in the future. The war in Ukraine in 2022 also gave rise to supply chain disruptions in Europe. Our revenue generated from Europe, primarily from freight forwarding services and supply chain management in aggregate, accounted RMB28.9 million, or 17.3% of total freight forwarding revenue, for the six months ended June 30, 2023 and RMB23.3 million (US$3.3 million), or 14.2% of total freight forwarding revenue, for the six months ended June 30, 2024. Except for the impact of COVID-19 and the war in Ukraine, there are no other supply chain disruptions affecting our business.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenues consist of (i) revenues from our freight forwarding services, which primarily comprise service fees typically ascertained based on the number of packages, weight, measurement, destination port, types of freight and other special demands; (ii) revenues from our supply chain management, which primarily comprise product revenues and commissions relates to cross-border supply chains; and (iii) revenues from our other valued-added services, which primarily comprise custom brokerage, and intelligent logistic IT systems.

Our breakdown of revenues for the six months ended June 30, 2023 and 2024 is summarized below:

	For the Six Months Ended June 30,			Variances
	2023	2024		Amount	%
	RMB ’000	RMB ’000	US$ ’000	RMB ’000
Freight forwarding	166,394	163,345	22,920	(3,049)	(1.8)
Integrated cross-border logistics services	110,623	100,213	14,062	(10,410)	(9.4)
Fragmented logistics services	37,107	56,784	7,967	19,677	53.0
Chartered airline freight services	18,664	6,348	891	(12,316)	(66.0)
Supply chain management	1,292	105,500	14,803	104,208	8065.6
International trading	1,291	105,500	14,803	104,209	8072.2
Agent services	1	-	-	(1)
Other value-added services	1,799	1,763	247	(36)	(2.0)
Total revenues	169,485	270,608	37,970	101,123	59.7

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) cost of freight charges, (ii) cost of goods, (iii) labor costs, (iv) cost of customs brokerage, (v) cost of packaging, (vi) cost of indemnities paid to carriers. Cost of freight charges consists of (i) air freight/ ocean freight/land freight charges, (ii) delivery fees, and (iii) other service fees.

Our breakdown of cost of revenues for the six months ended June 30, 2023 and 2024 is summarized below:

	For the Six Months Ended June 30,			Variances
	2023	2024		Amount	%
	RMB ’000	RMB ’000	US$ ’000	RMB ’000
Freight forwarding	167,599	172,418	24,195	4,819	2.9
Integrated cross-border logistics services	104,684	96,975	13,608	(7,709)	(7.4)
Fragmented logistics services	44,807	67,806	9,515	22,999	(51.3)
Chartered airline freight services	18,108	7,637	1,072	(10,471)	(57.8)
Supply chain management	1,287	99,438	13,952	98,151	7626.3
International trading	1,287	99,438	13,952	98,151	7626.3
Other value-added services	1,208	1,464	205	254	21.2
Total cost of revenues	170,094	273,320	38,352	103,224	60.7

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our cost of revenues increased by 60.7% from RMB170.1 million for the six months ended June 30, 2023 to RMB273.3 million (US$38.4 million) for the six months ended June 30, 2024. Our gross profit margin was negative 0.4% and 1.0% for the six months ended June 30, 2023 and 2024, respectively. Our breakdown of gross profit (loss) by service line for the six months ended June 30, 2023 and 2024 is set forth below:

	For the Six Months ended June 30,
	2023	2024		Variance
	RMB ’000	RMB ’000	US$ ’000	RMB ’000%
Freight forwarding
Gross loss	(1,205)	(9,073)	(1,275)	(7,868)
Gross margin	(0.7)%	(5.6)%	(5.6)%	(4.8)%
Supply chain management
Gross profit	5	6,062	851	6,057
Gross margin	0.4%	5.7%	5.7%	5.4%
Other value-added services
Gross profit	591	299	42	(292)
Gross margin	32.9%	17.0%	17.0%	(15.8)%
Total
Gross loss	(609)	(2,712)	(382)	(2,103)
Gross margin	(0.4)%	(1.0)%	(1.0)%	(0.6)%

Operating expenses

Operating expenses include selling expenses, general and administrative expenses, and research and development expenses. General and administrative expenses mainly consist of (i) employee payroll, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses. Our selling expenses mainly consist of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Research and development expenses mainly consist of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities in logistics related software development. We anticipate that our operating expenses will decrease with management’s effort of expense control.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the six months ended June 30, 2023 and 2024:

	For the six months Ended June 30,
	2023		2024
	RMB ’000%		RMB ’000	US$ ’000%
General and administrative expenses	13,629	56.9	11,845	1,662	75.8
Provision for (Reversal of) credit loss	994	4.2	(1,841)	(258)	(11.8)
Impairment charge on long-lived assets	-	0.0	964	135	6.2
Lease termination loss	1,198	5.0	311	44	2.0
Selling expenses	6,373	26.6	3,851	540	24.6
Research and development expenses	1,755	7.3	502	70	3.2
Total operating expenses	23,949	100.0	15,632	2,193	100.0

Other expense net

Other expenses, net consists of other expenses/income, net, foreign exchange loss, net and financial expenses, net. Other expenses/income, net mainly consists of (i) government subsidy, and (ii) other gains or losses for penalties and compensation. Financial expenses, net mainly consists of (i) interest expenses and (ii) bank charges.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,			Change
	2023	2024	2024	Amount	%
	RMB	RMB	US$	RMB

Revenues	169,485,253	270,607,509	37,970,408	101,122,256	59.7
Cost of revenues	(170,094,397)	(273,319,576)	(38,350,953)	(103,225,179)	60.7
Gross profit (loss)	(609,144)	(2,712,067)	(380,545)	(2,102,923)	345.2
Operating expenses:
General and administrative expenses	(13,628,922)	(11,844,976)	(1,662,033)	1,783,946	(13.1)
(Provision for) reversal of credit losses	(993,807)	1,840,875	258,303	2,834,682	(285.2)
Impairment charges on long-lived assets	-	(963,867)	(135,245)	(963,867)	(100.0)
Lease termination loss	(1,197,921)	(310,673)	(43,592)	887,248	(74.1)
Selling expenses	(6,373,345)	(3,850,752)	(540,320)	2,522,593	(39.6)
Research and development expenses	(1,755,063)	(502,278)	(70,477)	1,252,785	(71.4)
Total operating expenses	(23,949,058)	(15,631,671)	(2,193,364)	8,317,387	(34.7)
Operating loss	(24,558,202)	(18,343,738)	(2,573,909)	6,214,464	(25.3)
Other expenses:
Other (expenses) income, net	(241,469)	74,482	10,451	315,951	(130.8)
Foreign exchange loss, net	(974,371)	(464,790)	(65,217)	509,581	(52.3)
Financial expenses, net	(417,654)	(1,252,481)	(175,742)	(834,827)	199.9
Total other expenses, net	(1,633,494)	(1,642,789)	(230,508)	(9,295)	0.6
Loss before income tax expense	(26,191,696)	(19,986,527)	(2,804,417)	6,205,169	(23.7)
Income tax (expenses) benefit	(36,339)	672,393	94,347	708,732	(1,950.3)
Net loss	(26,228,035)	(19,314,134)	(2,710,070)	6,913,901	(26.4)

Revenues

Total revenues increased by approximately RMB101.1 million, or 59.7%, from approximately RMB169.5 million for the six months ended June 30, 2023 to approximately RMB270.6 million (US$38.0 million) for the six months ended June 30, 2024.

Revenues from our freight forwarding services decreased by RMB3.0 million (US$0.4 million), or 1.8%, from RMB166.4 million for the six months ended June 30, 2023 to RMB163.3 million (US$22.9 million) for the six months ended June 30, 2024. The decrease was mainly due to the decrease in revenue of approximately RMB12.3 million (US$1.7 million) from chartered airline services resulting from the strategic adjustment made by the Company, and decrease in revenue of approximately RMB14.8 million (US$2.1 million) from e-commerce related logistics services resulting from more strict risk management to cope with the current economic situation, offset by increased revenue of RMB4.6 million (US$0.7 million) from our major customers and approximately RMB19.5 million (US$2.7 million) from newly acquired subsidiary, Qingdao Oranda Supply Chain Management Co., Ltd., Shenzhen Jiniu International Logistics Co., Ltd. and HYTX warehouse Inc. Although the overall economic situation was depressing, we were able to continue expanding our customer base during the six months ended June 30, 2024. Our customer base increased by 12.2% from 1,317 customers for the six months ended June 30, 2023 to 1,478 customers for the six months ended June 30, 2024.

Revenues from our supply chain management increased by RMB104.2 million, or 8065.6%, from RMB1.3 million for the six months ended June 30, 2023 to RMB105.5 million (US$14.8 million) for the six months ended June 30, 2024. During the six months ended June 30, 2023, the Group stopped the international trading business of one subsidiary, mainly export product dealing. In July 2023, the Group set up a new subsidiary with 51% of equity interest, focusing on electronic devices and chips import. Revenue from our supply chain management during six months ended June 30, 2024 were almost all from this new subsidiary.

Revenues from our other value-added services remain stable from the six months ended June 30, 2023 to 2024, all amounted to RMB1.8 million (US$0.2 million).

Cost of Revenues

Our cost of revenues increased by 60.7% from RMB170.1 million for the six months ended June 30, 2023 to RMB273.3 million (US$38.4 million) for the six months ended June 30, 2024.

Our cost of revenues for freight forwarding services increased by approximately RMB4.8 million, or 2.9%, from approximately RMB167.6 million for the six months ended June 30, 2023 to approximately RMB172.4 million (US$24.1 million) for the six months ended June 30, 2024. Cost of freight charges, representing the main source of our cost of revenue, increased by RMB4.5 million, or 3.0%, from approximately RMB148.2 million for the six months ended June 30, 2023 to approximately RMB152.7 million (US$21.4 million) for the six months ended June 30, 2024. The main components of freight charges were the freight and the delivery fees paid to third- party carriers. Due to significant price increase in ocean freight compared to the 1st half of 2023, the Company’s costs increased during the six months ended June 30, 2024.

Our cost of revenues for supply chain management increased by approximately RMB98.1 million, or 7626.3%, from approximately RMB1.3 million for the six months ended June 30, 2023 to approximately RMB99.4 million (US$14.0 million) for the six months ended June 30, 2024. The increase was in line with the increase in international trading business.

Our cost of revenues for other value-added services increased by approximately RMB0.3 million, or 21.2%, from approximately RMB1.2 million for the six months ended June 30, 2023 to approximately RMB1.5 million (US$0.2 million) for the six months ended June 30, 2024. The increase was primarily due to the increase of orders of customs brokerage services.

Gross loss

Our gross loss increased by RMB2.1 million, or 350.0%, from RMB0.6 million for the six months ended June 30, 2023 to RMB2.7 million (US$0.4 million) for the six months ended June 30, 2024. For the six months ended June 30, 2023 and 2024, our overall gross profit margin decreased from negative 0.4% to negative 0.7%.

Gross profit margin of freight forwarding services decreased from negative 0.7% for the six months ended June 30, 2023 to negative 5.6% for the six months ended June 30, 2024. The negative gross margin during the six months ended June 30, 2024 was mainly due to the gross loss of RMB4.4 million from warehousing services, RMB1.3 million from chartered airline freight services and RMB2.9 million from other logistics services due to insufficient demand and significant decrease in sales prices and increase in ocean freight costs offset by the gross profit of RMB3.2 million from integrated cross-border logistics services, including e-commerce related logistic services.

Gross profit margin of our supply chain management increased from 0.4% for the six months ended June 30, 2023 to 5.7% for the six months ended June 30, 2024, reflecting higher margin of electronic devices and chips business from our newly establish subsidiary in July 2023.

Gross profit margin of our other value-added services decreased from 32.8% for the six months ended June 30, 2023 to 17.0% for the six months ended June 30, 2024 mainly due to price reduction of customs brokerage services resulting from fierce competition.

Operating Expenses

Our operating expenses decreased from RMB23.9 million for the six months ended June 30, 2023 to RMB15.6 million (US$2.2 million) for the six months ended June 30, 2024, representing a period-on-period decrease of 34.7%. Due to our cost reduction strategy and more strict risk management for 2024, our operating expenses and bad debt expenses all decreased during the six months ended June 30, 2024.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses decreased by 13.1% from RMB13.6 million for the six months ended June 30, 2023 to RMB11.8 million (US$1.7 million) for the six months ended June 30, 2024, which was primarily attributable to (i) a decrease of RMB1.2 million (US$0.2 million) in expenses associated with the Company’s initial public offering incurred during the six months ended June 30, 2023; (ii) a decrease of RMB0.7 million (US$0.1 million) in rent and moving expenses; (iii) a decrease of RMB0.4 million (US$0.1 million) in professional expenses for consulting and auditing services; (iv) a decrease of RMB0.4 million (US$0.1 million) in staff costs including employee training expenses, bonus and management compensation; offset by general and administration expenses of RMB0.9 million (US$0.1 million) for newly acquired subsidiaries during the six months ended June 30, 2024.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses decreased by 39.6% from RMB6.4 million for the six months ended June 30, 2023 to RMB3.9 million (US$0.5 million) for the six months ended June 30, 2024, which was primarily attributable to (i) a decrease of RMB2.4 million (US$0.3 million) of customer acquisition costs, including RMB1.7 million (US$0.2 million) in employee payroll and commission and RMB0.7 million (US$0.1 million) business promotion and entertainment expenses for market expansion; (ii) a decrease of RMB0.4 million (US$0.1 million) of rent and office expenses; offset by selling expenses of RMB0.3 million (US$0.1 million) for newly acquired subsidiaries during the six months ended June 30, 2024.

Reversal of (provision for) credit losses

Provision for credit losses consisted of bad debt allowance net of reversal, against (i) accounts receivable, (ii) contract assets and (iii) prepaid expenses and other current asset, net. We adopted ASU 2020-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments starting from January 1, 2023. Based on the new standard, we used expected loss model to assess the provision of bad debt allowance against accounts receivables, other receivables and contract assets. As a result, we recorded bad debt allowance of RMB1 million for the six months ended June 30, 2023. For the six months ended June 30, 2024, we had reversal of credit losses of RMB1.8 million (US$0.3 million) due to the subsequent collection of allowance recognized at the end of 2023.

Lease termination loss

Lease termination losses decreased by 74.1% from RMB1.2 million for the six months ended June 30, 2023 to RMB0.3 million (US$0.04 million) for the six months ended June 30, 2024. The lease termination losses for the six months ended June 30, 2023 and 2024 were mainly due to the deposit loss from termination of the lease of warehouses.

Impairment charges on long-lived assets

Impairment charges on long-lived assets consisted of impairment of property and equipment of RMB0.4 million (US$0.1 million) and intangible assets of RMB0.6 million (US$0.1 million). During the six months ended June 30, 2024, there was a triggering event of negative cash flows and operating losses that indicated the carrying amounts of our long-lived assets may not have been recoverable. We performed an assessment and recognized the impairment charges on long-lived assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. No impairments of long-lived assets were recognized for the six months ended June 20, 2023.

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiments, (ii) employee payroll, (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities, and (iv) outsourcing expense for system development. Research and development expenses decreased by 71.4% from RMB1.8 million for the six months ended June 30, 2023 to RMB0.5 million (US$0.1 million) for the six months ended June 30, 2024, since substantial work of the Company’s operation systems were completed during the six months ended June 30, 2023.

Other expenses, net

Total other expenses remains stable for the six months ended June 30, 2023 and 2024, all amounted to RMB1.6 million (US$0.2 million). Other expenses, net consisted of other (expenses) income, net, foreign exchange loss, net and financial expenses,net.

Other (expenses) income, net increased by 130.8% from expense of RMB0.2 million for the six months ended June 30, 2023 to income of RMB0.1 million (US$0.01 million) for the six months ended June 30, 2024. The non-operating income for the six months ended June 30, 2023 and 2024 were mainly from government subsidies.

Foreign exchange loss, decreased by 52.3% from RMB1.0 million for the six months ended June 30, 2023 to RMB0.5 million (US$0.1 million) for the six months ended June 30, 2024, which was primarily due to significant depreciation of RMB during the six months ended June 30, 2023.

Financial expenses, net increased by 199.9%, or RMB0.8 million, from RMB0.4 million for the six months ended June 30, 2023 to RMB1.3 million (US$0.2 million) for the six months ended June 30, 2024, which was primarily due to the increase of loans with net amount of RMB9.7 million (US$1.4 million) from shareholders and related parties after offsetting the decrease of bank loans during the six months ended June 30, 2024.

Income taxes

We had income tax expenses of RMB0.04 million for the six months ended June 30, 2023, and income tax benefit of RMB0.7 million (US$0.1 million) for the six months ended June 30, 2024.

Net loss

As a result of the foregoing, our net loss decreased by RMB6.9 million, or 26.4%, from RMB26.2 million for the six months ended June 30, 2023 to RMB19.3 million (US$2.7 million) for the six months ended June 30, 2024.

LIQUIDITY AND CAPITAL RESOURCES

The table below sets forth our cash flows for the six months ended June 30, 2023 and 2024.

	For the six months ended June 30,			Change
	2023	2024	2024	Amount	%
	RMB	RMB	US$	RMB
Net cash used in operating activities	(41,525,937)	(14,640,802)	(2,054,333)	26,885,135	(64.7)%
Net cash used in investing activities	(2,294,212)	(466,579)	(65,465)	1,827,633	(79.7)%
Net cash provided by financing activities	34,784,463	10,050,389	1,410,223	(24,734,074)	(71.1)%
Effects of exchange rate changes on cash	(2,252,616)	30,607	4,296	2,283,223	(101.4)%
Net decrease in cash	(11,288,302)	(5,528,337)	(775,711)	5,759,966	(51.0)%

Total cash and cash equivalents and restricted cash at beginning of the year	28,440,241	26,605,028	3,733,096	(1,835,213)	(6.5)%
Total cash and cash equivalents and restricted cash at end of the year	17,151,939	21,076,691	2,957,385	3,924,752	22.9%
Restricted cash at end of the year	501,695	-	-	(501,695)	(100.0)%
Cash at the end of the periods presented	16,650,244	21,076,691	2,957,385	4,426,447	26.6%

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financing and capital contributions from our existing shareholders.

As of June 30, 2024, we had cash of RMB21.1 million (US$3.0 million). Our working capital deficit was approximately RMB29.3 million (US$4.1 million) as of June 30, 2024. We have funded our operations and capital needs primarily through the net proceeds received from issuance of new shares, capital contributions, and loans from shareholders, related parties and third parties. As of June 30, 2024, we had approximately RMB16.3 million (US$2.3 million) of shareholder loan outstanding.

We intend to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain debt/equity financing by issuance of new convertible debentures or shares and (6) seek for certain credit facilities.

In September 2024, the Group entered into Securities Purchase Agreements (the“Securities Purchase Agreement”) with two accredited investors (the“Purchasers”), pursuant to which the Company received net proceeds of US$800,000 in consideration of the issuance of Convertible Debentures (the “Debenture”) in the principal amount of US$800,000. These Debentures were converted into the Group’s Class A ordinary shares in October 2024.

In October 2024, the Group entered into Share Purchase Agreements (the “Purchase Agreements”) with certain accredited investors named therein (the“Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 14,793,333 Class A ordinary shares to the Purchasers at a purchase price of US$0.45 per share. The Company received gross proceeds of US$6,657,000.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Hong Kong. However, as of the date hereof, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we do not anticipate declaring or paying any dividends in the foreseeable future, as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company, based on its discretionary application, is either the difference between the amount of total investment and the amount of registered capital or 2.5 times of the amount of the net assets of such foreign- invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits.With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from the outside of China is (i) approximately RMB63.2 million (US$8.9 million) under the total investment minus registered capital approach as foreign-invested companies (assuming no change to the amount of registered capital of Shenzhen Jayud Logistics Technology Co., Ltd. as of the date hereof); or (ii) approximately RMB61.6 million (US$8.6 million) as of June 30, 2024 under the net asset approach.

Operating activities

For the six months ended June 30, 2024, our net cash used in operating activities was RMB14.6 million (US$2.1 million), which was primarily attributable to (i) a loss adjusted after non-cash items of RMB18.0 million (US$2.5 million); (ii) an increase of RMB3.5 million (US$0.5 million) in accounts receivable mainly due to some customers extended their payment terms; (iii) a decrease of operating lease liabilities of RMB4.3 million (US$0.6 million) for rent payments and contract liabilities of RMB2.2 million (US$0.3 million) for use of advances received from customers; (iv) a decrease of accrued expenses and other current liabilities of RMB2.1 million (US$0.3 million) for payments of advances to employees, for daily operational expenses and transportation deposits; and was offset by (i) a decrease of prepaid expenses and other current assets of RMB3.8 million (US$0.5 million) mainly due to collection of expenses paid on behalf of customers; (ii) an increase of RMB11.6 million (US$1.6 million) in accounts payable to related parties associated with the expenses to related party transportation vendors.

For the six months ended June 30, 2023, our net cash used in operating activities was RMB41.5 million, which was primarily attributable to (i) a loss adjusted after non-cash items of RMB21.1 million; (ii) an increase of accounts receivable of RMB21.9 million and contract assets of RMB1.6 million; (iii) an increase of prepaid expenses and other current assets of RMB7.3 million as we made prepaid service fees for chartered airlines and cargo bookings; (iv) a decrease of tax payable of RMB2.5 million and operating lease liabilities of RMB2.3 million due to tax and rent payments; and was offset by (i) an increase of RMB8.9 million in accounts payable to related parties and RMB2.9 million in accounts payable to third parties; (ii) an increase of accrued expenses and other current liabilities of RMB2.1 million; (iii) a decrease of accounts receivable of RMB1.7 million from related parties for collection.

The average receivable balance increased by 4.6%, from RMB42.2 million for the six months ended June 30, 2023 to RMB44.2 million (US$6.2 million) for the six months ended June 30, 2024. However, due to the significant increase in revenue from the six months ended June 30, 2023 to 2024, the average days sales in receivables decreased from 45 days for the six months ended June 30, 2023 to 29 days for the six months ended June 30, 2024. The average payable balance increased by 67.6%, from RMB31.5 million for the six months ended June 30, 2023 to RMB52.8 million (US$7.4 million) for the six months ended June 30, 2024, resulting in the average days sales in payable decreased from 33 days in for the six months ended June 30, 2023 to 35 days for the six months ended June 30, 2024.

Investing activities

Our net cash used in investing activities was RMB2.3 million and RMB0.5 million (US$0.1 million) for the six months ended June 30, 2023 and 2024, respectively, which was primarily attributable to purchase of property, equipment and intangible assets.

Financing activities

For the six months ended June 30, 2024, our net cash provided by financing activities was RMB9.5 million (US$1.3 million), which was primarily due to (i) proceeds of borrowings from banks of RMB17.7 million (US$2.5 million) in total; (ii) proceeds from loans provided by shareholders of RMB15.5 million (US$2.2 million) and proceeds from a loan from a related party of RMB3.0 million (US$0.4 million); and was offset by (i) repayments of bank borrowings of RMB21.9 million (US$3.1 million); (ii) repayments of related party loans of RMB4.0 million (US$0.6 million).

For the six months ended June 30, 2023, our net cash provided by financing activities was RMB34.8 million, which was primarily due to (i) proceeds of borrowings from banks of RMB10.0 million in total; (ii) proceeds from loans provided by a shareholder of RMB2.0 million mainly for business operation; and (iii) proceeds from new share issuance of RMB74.5 million; and was offset by (i) repayments of bank borrowings of RMB6.6 million; (ii) payments to initial shareholders of RMB35.0 million; (iii)) repayments for settling the constructive disbursement paid by related parties on behalf of us of RMB0.7 million.

CAPITAL EXPENDITURES

We made capital expenditures of RMB2.3 million and RMB0.6 million (US$0.1 million) for the six months ended June 30, 2023 and 2024, respectively. Our capital expenditures consisted primarily of expenditures related to the logistics related equipment and system development. We fund our future capital expenditures with our existing cash balance and proceeds from issuance of new shares or debts. We will continue to make capital expenditures to meet the expected growth of our business.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2024:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB	RMB	RMB	RMB
Operating lease payment	7,742,886	2,989,195	2,613,699	2,139,992
Bank borrowings	25,536,891	25,536,891	-	-
Loan from a related party	2,000,000	2,000,000
Loans from a third party	2,829,023	2,829,023	-	-
Loans from shareholders	16,335,567	-	16,335,567	-
Total	54,444,367	33,355,109	18,949,266	2,139,992

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024.

HOLDING COMPANY STRUCTURE

Jayud Global Logistics Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and Hong Kong. As a result, Jayud Global Logistics Limited’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries. If our existing PRC and Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate retained earnings as determined under PRC accounting standards as of June 30, 2024. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. As of June 30, 2024, our reserve fund did not reach 50% of the registered capital of our subsidiaries.

As of June 30, 2023 and June 30, 2024, our PRC subsidiaries had RMB7.4 million and RMB6.4 million (US$0.8 million) of restricted net asset.

On February 8 and February 28, 2022, Shenzhen Jiayuda E-Commerce Technology Co., Ltd and Shenzhen Jiayuda Global Supply Chain Co., Ltd. declared RMB2.4 million cash dividend and RMB7.4 million cash dividend respectively, to its then shareholders and its holding company, Shenzhen Jayud Logistics Technology Co., Ltd. On March 15, 2022, Shenzhen Jayud Logistics Technology Co., Ltd. Declared RMB9.0 million of dividend to its then shareholders. Historically, Shenzhen Jayud Logistics Technology Co., Ltd. has also received equity financing from its then shareholders to fund business operations of our PRC subsidiaries. For the six months ended June 30, 2023 and 2024, we transferred cash proceeds of RMB4.5 million (US$0.6 million) and nil to Joyed Logistics Service Inc., HK Jayud International Logistics Limited and HK XINYX Technology Limited for the settlement of intercompany transactions. In June 2023, Jayud Global Logistics (Hong Kong) Limited, our wholly owned Hong Kong subsidiary, transferred RMB7.1 million (US$1 million) to Shenzhen Jayud Logistics Technology Co., Ltd. as capital contribution. Shenzhen Jayud Logistics Technology Co., Ltd. then used funds to meet the needs of our business operations.

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds are received by Jayud Global Logistics Limited, our holding company, subject to the cash demand of our PRC and Hong Kong subsidiaries, the funds can be transferred to our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to Jayud Global Logistics (Hong Kong) Limited in accordance with the laws and regulations of the PRC, and then Jayud Global Logistics (Hong Kong) Limited will transfer the dividends up to Jayud Global Logistics Limited, and the dividends will be distributed from Jayud Global Logistics Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China and Hong Kong. In utilizing the proceeds from our overseas financing, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this interim report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. We currently do not have any cash management policy that dictates the transfer of cash between our subsidiaries.

INFLATION

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the period-over-period percent changes in the consumer price index for June 2023 and June 2024 were 0.7% and 0.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

For the year ended December 31, 2023, JYD SZGJHY, JYD SM, JYD XC, JYD BG, JYD XYX, JYD NJWL, JYD DS, JYD SHWL, JYD YCKJ, were recognized as small low-profit enterprises, and JYD WLKJ and JYD RHTD was recognized as a general taxpayer whose applicable tax rate is 25.0%. For the six months ended June 30, 2024, Oranda and JNT, two newly acquired subsidiaries, were recognized as small low-profit enterprises. Entities with annual taxable income exceeding RMB3,000,000, total assets exceeding RMB50,000,000, and their number of employees exceeding 300 are considered general taxpayer. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

United States

Joyed Logistics Services Inc, which was incorporated in Georgia, United States in April 2023, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for six months ended June 30, 2023 and 2024.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report.

When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumption.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our interim condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) the allowance of credit loss for accounts receivables, contract assets and prepaid expenses and other current asset, (ii) impairment of long-lived assets, (iii) valuation allowance of deferred tax assets.

The allowance of credit loss for accounts receivables and contract assets

Accounts receivables are recorded net of an allowance for credit losses. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses for accounts receivable was RMB10.2 million and RMB8.1 million (US$1.1 million) as of December 31, 2023 and June 30, 2024, respectively. The allowance for credit losses for contract assets was RMB0.04 million and RMB0.1 million (US$0.01 million) as of December 31, 2023 and June 30, 2024, respectively.

The allowance for credit losses for prepayments and other assets

Prepayment and other assets primarily consist of Deposits, advances to suppliers, Tax/expenses paid on behalf of clients, Loan & interest receivable and Other receivables. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses were RMB9.0 million and RMB9.2 million (US$1.3 million) as of December 31, 2023 and June 30, 2024, respectively.

Impairment of long-lived assets

All long-lived assets of the Company, which include tangible long-lived assets, right-of-used assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

The judgments and estimates involved in identifying and quantifying the impairment of long-lived assets involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance. The key assumptions and estimates include projections of future operating results and cash flows of each asset group that are based on internal budgets and strategic plans, historical performance and growth rate, and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of each asset group that could result in an impairment charge to reduce the carrying value of long-lived assets, which could be material to our financial position and results of operations.

We recorded nil and RMB1 million (US$0.1 million) impairment of long-lived assets for the six months ended June 30, 2023 and 2024, respectively.

Valuation allowance of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of RMB12.7 million and RMB23.8 million (US$3.3 million) were provided for the Company’s certain subsidiaries with continuous losses as of December 31, 2023 and June 30, 2024. As of December 31, 2023 and June 30, 2024, there were approximately RMB66.3 million and RMB95.6 million net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from remainder of fiscal year 2024 to 2029.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our condensed interim consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and accounts receivable. We place substantially all of our cash with financial institutions with high credit ratings and quality in China. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

For accounts receivables, credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

Foreign Exchange Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, revenues and results of operations may be impacted by exchange rate fluctuations between RMB and US$. We incurred and recognized foreign currency exchange loss of RMB1.0 million and RMB0.5 million (US$0.1 million) for the six months ended June 30, 2023 and 2024, respectively, as a result of changes in the exchange rate.

RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023 and interim periods beginning after January 1, 2025 on a retrospective basis. Early adoption is permitted. The Group expects the adoption of this ASU will not have a material effect on the unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU No.2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosure to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.